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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):


                   [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR


         For Period Ended:          December 31, 2002
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         [ ]    Transition Report on Form 10-K
         [ ]    Transition Report on Form 20-F
         [ ]    Transition Report on Form 11-K
         [ ]    Transition Report on Form 10-Q
         [ ]    Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read Instruction (on back page) Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

MAII Holdings, Inc.
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Full Name of Registrant

Medical Alliance, Inc.
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Former Name if Applicable

5808 Sepulveda Blvd., Suite 502
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Address of Principal Executive Office (Street and Number)

Van Nuys, California 91411
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City, State and Zip Code

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PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-K for the year ended December 31, 2002, cannot be filed within the prescribed time period because the Company is experiencing delays in reconciling its financial statements required in the report in connection with its recent spin-off of Car Rental Direct, Inc. and acquisition of CRD Holdings, Inc.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Christie S. Tyler          (818)                909-7425
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              (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [ ]  Yes  [X] No

         The registrant's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2002 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                              [X]  Yes  [ ] No

         The Form 10-K report for the quarter ended December 31, 2002, will reflect the financial information for Car Rental Direct, Inc. which was acquired in June, 2002. As a result of the acquisition, the prior year's financial information is not comparable to the financial information for the current quarter.



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                               MAII HOLDINGS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003                        By:  /s/  Christie S. Tyler
                                               ---------------------------------
                                              Chief Executive Officer (Principal
                                                     Executive Officer)




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